UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-33137

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: September 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

Emergent BioSolutions Inc.
(Full Name of Registrant)
400 Professional Drive, Suite 400
Address of Principal Executive Office

Gaithersburg, MD 20879
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
Emergent BioSolutions Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Third Quarter Form 10-Q”) on or prior to its prescribed due date without unreasonable effort or expense due to a delay in obtaining and compiling financial information required to be included in the Third Quarter Form 10-Q. As part of the Company’s quarterly review process related to the preparation of the Third Quarter Form 10-Q, the Company determined that its state deferred tax liability was overstated as of December 31, 2022, resulting in an understatement of the income tax benefits reflected on the Company’s income statement. While these non-cash items do not have any impact on the Company’s liquidity, cash flow, historical management compensation or covenant compliance, the Company has concluded that it is appropriate to delay the filing of the Third Quarter Form 10-Q while it works to quantify and evaluate the impact to its prior period financial statements. The Company is also assessing the related effects of the errors on the Company’s evaluation of internal control over financial reporting and its disclosure controls and procedures.
The Company plans to file the Third Quarter 10-Q as soon as reasonably practicable, but is unable to provide an expected filing date at this time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Richard S. Lindahl	240	631-3200
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As noted in Part III of this Form 12b-25, which is incorporated by reference into this Part IV(3), the Company is working to quantify and evaluate the impact to its reporting regarding past period state deferred tax liability and income tax benefits. Because these items also affect subsequent period reporting, the Company must complete this work prior to finalizing its financial statements for the three and nine months ended September 30, 2023 and filing its Third Quarter Form 10-Q. The Company is unable to provide a complete estimate of its results of operations for the three- and nine-month periods ended September 30, 2023 while it finalizes the state tax adjustments referenced above. In addition, the Company is continuing to assess the impact of these adjustments on prior periods and accordingly is unable to provide a comparison of its current results to the three- and nine-month periods ended September 30, 2023. However, on November 8, 2023, the Company announced selected financial and operating results in an earnings press release and accompanying earnings call slides that were furnished to the Securities and Exchange Commission in a Current Report on Form 8-K on the same day (collectively, the “Earnings Materials”). Among these results, the Company reported total revenues of $270.5 million and a loss before income taxes of $265.9 million for the three months ended September 30, 2023, and total revenues of $773.5 million and a loss before income taxes of $677.0 million for the nine months ended September 30, 2023. For additional information regarding the Company’s results of operations for the three and nine months ended September 30, 2023, please refer to the Earnings Materials.

Emergent BioSolutions Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2023	By:	/s/ Richard S. Lindahl
Richard S. Lindahl
Executive Vice President, Chief Financial Officer and Treasurer
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